Via Facsimile and U.S. Mail
Mail Stop 6010

November 21, 2007

Mr. Leonard Kruimer
Chief Financial Officer
Crucell N.V.
Archimedesweg 4-6, 2333 CN Leiden
The Netherlands

> **Re:** **Crucell N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 13, 2007**
> **File No. 000-30962**

Dear Mr. Kruimer:

We have reviewed your October 11, 2007 response to our August 24, 2007 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F filed June 13, 2007

Item 5. Operating and Financial Review and Prospects, page 61

Critical accounting policies, page 62

Impairment reviews of property, plant and equipment, intangible assets and goodwill, page 65

1.   We acknowledge your response to our prior comment three. Please tell us how the market value of the buildings was determined at the acquisition date including the assumptions that were made in that determination. In addition, please tell us what consideration was given to recording an adjustment to the purchase price allocation in accordance with paragraph 62 of IFRS 3 as the change in fair value was within a twelve month period from the acquisition date.

* * * *

      Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

      You may contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant